

May 23, 2017

Johnson Y.N. Lau
Chief Executive Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

> **Re: Athenex, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2017**
> **File No. 333-217928**

Dear Dr. Lau:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain of our existing stockholders and/or their affiliates have agreed to purchase up to ____% of the shares in this offering…, page 77

1.   We note your disclosure that certain shareholders have "agreed to purchase" shares in this offering. This disclosure is inconsistent with the disclosure on your cover page indicating that certain shareholders have indicated an interest in purchasing shares in the offering. Please revise your registration statement to clarify whether these parties have agreed to purchase or have indicated an interest in purchasing. If they have agreed to purchase in this offering, please explain how this agreement is consistent with Section 5 of the 5(a)(1) of the Securities Act.

Exhibit 23.2 Consent of Freed Maxick CPAs, P.C.

2.   Please have your auditor revise their consent to acknowledge their identification as an expert on page 229. See Securities Act Rule 436(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Michael J. Rosenthall, Esq.
        Sidley Austin LLP